

September 4, 2012

<u>Via E-mail</u>
J. Bryan Baker
Senior Vice President
Chief Financial Officer
FirstCity Financial Corporation
6400 Imperial Drive
Waco, TX 76712

    Re: FirstCity Financial Corporation
             Form 10-K for the Fiscal Year Ended December 31, 2011
             Filed March 30, 2012
             Form 10-Q for the Quarterly Period Ended June 30, 2012
             Filed August 14, 2012
             File No. 033-19694

Dear Mr. Baker:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q filed for the Quarter Ended June 30, 2012

1.   We note that your equity investments in unconsolidated subsidiaries constitutes a significant percentage of your total assets at June 30, 2012. Please tell us if you have considered whether such investments have or will cause you to become an "investment company" within the meaning of Section 3 of the Investment Company Act of 1940. Revise future filings to disclose that you may be considered an "investment company" under the Investment Company Act of 1940 and to discuss the risks related to such a determination.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or Marc Thomas, Reviewing Accountant, at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel